Filed by: Liberty GR Acquisition Company Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Delta Topco Limited

Commission File No. for Related Registration Statement: 333-221160

Liberty GR Acquisition Company Limited

No. 2, St. James’s Market

London, United Kingdom, SW1Y 4AH

November 27, 2017

Expiration of Exchange Offer

To the holders of the 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 of Delta Topco Limited

Please be advised that the exchange offer (the “Offer”) by Liberty GR Acquisition Company Limited (the “Offeror”) for all of the outstanding 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 of Delta Topco Limited (the “Exchangeable Notes”) expired at 12:00 midnight, New York City time, at the end of November 24, 2017.

As of the expiration of the Offer, $27,395,243 aggregate principal amount of Exchangeable Notes, representing 100% of the aggregate outstanding principal amount, were validly tendered and not properly withdrawn.  The Offeror has accepted for exchange all Exchangeable Notes validly tendered and not properly withdrawn.

The Offer will settle on Tuesday, November 28, 2017, and the Offeror will pay through Computershare, acting as exchange agent, an aggregate of $1,095,809.73 in cash and issue 1,227,221 shares of Liberty Media Corporation’s Series C Formula One common stock (“FWONK shares”) to purchase all of the Exchangeable Notes validly tendered and not properly withdrawn pursuant to the Offer.  The FWONK shares, which will be represented by direct registration statements and held in book-entry form at Computershare, will be freely transferable (other than by affiliates of Liberty Media Corporation).

Very truly yours,

Liberty GR Acquisition Company Limited

Forward-Looking Statements

This announcement includes certain forward-looking statements, including statements relating to the completion of the Offer.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, general market conditions.  These forward-looking statements speak only as of the date of this announcement, and the Offeror expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Offeror’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  Please refer to the publicly filed documents of Liberty Media Corporation, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, for risks and uncertainties related to Liberty Media Corporation’s business which may affect the statements made in this announcement.

Additional Information

This announcement is for informational purposes only and does not constitute an offer of FWONK shares or the solicitation of tenders of Exchangeable Notes and shall not constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.  In connection with the Offer, Liberty Media Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a prospectus, and Liberty GR Acquisition Company Limited has filed with the SEC a tender offer statement on Schedule TO (including a related letter of transmittal and other offer documents). REGISTERED HOLDERS OF THE EXCHANGEABLE NOTES ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY (INCLUDING THE EXHIBITS THERETO), AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.  These documents are available for free by visiting EDGAR on the SEC’s website at www.sec.gov, and may also be obtained, at no cost, by writing or telephoning Liberty Media Corporation at 12300 Liberty Boulevard, Englewood, Colorado 80112, Telephone: (720) 875-5400, Attention: Investor Relations.